SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.
c/o Grosvenor Capital Management, L.P.
900 North Michigan Avenue

Suite 1100
Chicago, Illinois 60611
(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George J. Zornada, Esq.
K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

(617) 261-3231

December 20, 2019
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$78,700,000.00 (a)	Amount of Filing Fee:	$10,215.26 (b)

(a)	Calculated as the aggregate maximum repurchase price for Interests.

(b)	Calculated at $129.80 per million of Transaction Valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,215.26

Form or Registration No.: Schedule TO-I, Registration No. 005-79243

Filing Party: GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

Date Filed: December 20, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 20, 2019, by Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Fund”) in connection with an offer by the Fund to purchase up to $78,700,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 20, 2019.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on January 24, 2020.
2.	The Valuation Date of the Interests tendered pursuant to the Offer was March 31, 2020.
3.

$4,800,000.00 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid, subject to holdbacks, by the Fund in accordance with the terms of the Offer.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC
By:	/s/ Scott J. Lederman
Name:	Scott J. Lederman
Title:	President

May 13, 2020